FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2016

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☒        Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐        No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        ]

Athens, May 26th, 2016

PRESS RELEASE

The Board of Directors of the National Bank of Greece S.A. (the ‘Bank’), during its session held today and following proposal by the Corporate Governance and Nominations Committee, elected Mr. Kurt Geiger and Mr. Mike Aynsley as independent non-executive members, filling in vacant independent non-executive members’ positions, in accordance with Article 18, Par. 3 of the Bank’s Articles of Association and the current corporate governance framework.

Mr. Kurt Geiger has significant experience and a career of over 40 years in financial services internationally, having served in high-ranking executive positions at Chase Manhattan, HSBC and the European Bank for Reconstruction and Development (EBRD), where he was Head of Financial Institutions and Private Equity. During his career at EBRD, he had an important contribution to the establishment of high-level Corporate Governance standards in the banking sector.

Mr. Mike Aynsley has a long career in the financial sector, having worked for over 20 years at international financial services groups, where he held senior executive positions, and as a consultant in the field of banking and financial services. He has served as Group Chief Executive Officer and Executive Director at the Irish Bank Resolution Corporation Limited — IBRC, as Global Partner at Deloitte Consulting, while also at various international banking groups, such as at the Australian & New Zealand Banking Group, at ABN AMRO BANK, at Banque Nationale de Paris, and at the Commonwealth Bank of Australia.

It is noted that, in accordance with the provisions of the legal and regulatory framework, the election of credit institutions’ Board members, is subject to approval and constant review by the Single Supervisory Mechanism (SSM) of the European Central Bank.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: May 26th, 2016
Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: May 26th, 2016
Director, Financial Division